CitiFirst
PERFORMANCE

JPMorgan Chase & Co.

NOTES | DEPOSITS | CERTIFICATES

Buffer Notes

Based Upon the S&P 500® Index
Due   , 2010
$10.00 per Note

OFFERING SUMMARY

(Related to the Pricing Supplement No. 174, Subject to Completion, Dated May 1, 2009, which we refer to as the "preliminary pricing supplement" and the Prospectus and Prospectus Supplement Each Dated November 21, 2008)

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-155535) and the other documents related to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, the preliminary pricing supplement and this offering summary if you so request by calling toll-free 866-535-9248.

| Investment Products | Not FDIC Insured | May Lose Value | No Bank Guarantee |

citi
Selected Dealer



May 1, 2009

Buffer Notes
Based Upon the S&P 500® Index Due , 2010

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This offering summary represents a summary of the terms and conditions of the Notes. You should read this offering summary together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term Notes of which these Notes are a part, and the more detailed information contained in the preliminary pricing supplement related to this offering dated May 1, 2009. **This offering summary, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors Relating to the Notes" in the preliminary pricing supplement related to this offering, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Preliminary pricing supplement no. 174, subject to completion, dated May 1, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000119312509096280/d424b21.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this offering summary, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Capitalized terms used in this overview are defined in the "Preliminary Terms" section below.

OVERVIEW OF THE NOTES

The Buffer Notes Based Upon the S&P 500® Index due 2010 (the "Notes") are equity index-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the closing value of the S&P 500® Index during the term of the Notes, subject to a maximum total return, while also providing full protection against a decline of 10% or less in the closing value of the S&P 500® Index and limited protection against a decline of more than 10% in the closing value of the S&P 500® Index. The Notes are not principal protected and do not pay periodic interest. The Notes have a maturity of approximately eighteen months and are issued by JPMorgan Chase & Co. Some key characteristics of the Notes include:

- **Limited Downside Protection and Limited Enhanced Upside Participation.** At maturity you will receive for each Note you hold a maturity payment, which may be greater than, equal to or less than your initial investment in the Notes, based on the percentage change in the closing value of the S&P 500® Index from the Pricing Date to the Valuation Date. We refer to the percentage change in the closing value of the S&P 500® Index from the Pricing Date to the Valuation Date as the Index Percentage Change. If the Ending Value of the S&P 500® Index is greater than its Starting Value, at maturity you will receive for each Note you then hold the $10 principal amount per Note plus a note return amount equal to the product of

(i) $10 and (ii) the Index Percentage Change and (iii) approximately 300% (to be determined on the Pricing Date), subject to a maximum total return on the Notes of approximately 21% to 25% (approximately 14.00% to 16.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. If the Ending Value of the S&P 500® Index is less than or equal to 100% of its Starting Value but greater than or equal to 90% of its Starting Value, the note return amount will be zero and the maturity payment will equal the $10 principal amount per Note. If the Ending Value of the S&P 500® Index is less than 90% of its Starting Value (representing a decrease of more than 10% from its Starting Value), at maturity you will receive for each Note you then hold the $10 principal amount per Note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (a) the Index Percentage Change (which will be negative) and (b) 10%. Thus, if the Ending Value of the S&P 500® Index is less than 90% of its Starting Value (regardless of the value of the S&P 500® Index at any other time during the term of the Notes), the maturity payment will be less than your initial investment of $10 per Note and your investment in the Notes will result in a loss. However, in no case will the maturity payment be less than 10% of your initial investment in the Notes. Because the maximum total return over the term of the Notes is limited to approximately 21% to 25% (approximately 14.00% to 16.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the payment you receive at maturity be more than approximately $12.10 to $12.50 per Note (to be determined on the Pricing Date).

- No Periodic Payments. The Notes do not offer current income, which means that you will not receive any periodic interest on the Notes. You will also not receive any dividend payments or other distributions, if any, made on the stocks included in the S&P 500® Index.

- No Principal Protection. While the Notes provide limited protection against the decline in the value of the S&P 500® Index, **the Notes are not principal protected**. If the Ending Value of the S&P 500® Index is less than 90% of its Starting Value, the maturity payment you will receive will equal $10 principal amount per Note plus the product of (i) the $10

principal amount per Note and (ii) the sum of (a) the Index Percentage Change (which will be negative) and (b) 10%. Thus, if the Ending Value of the S&P 500® Index is less than 90% of its Starting Value (regardless of the value of the S&P 500® Index at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss.

The Notes are a series of unsecured senior debt securities issued by JPMorgan Chase & Co. The Notes will rank equally with all other unsecured and unsubordinated debt of JPMorgan Chase & Co., and any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of JPMorgan Chase & Co. **The return of the principal amount of your investment in the Notes at maturity is not guaranteed**.

*The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

TYPES OF INVESTORS

The Notes may be an attractive investment for the following types of investors:

- Investors looking for potential enhanced upside exposure to the S&P 500® Index, subject to a maximum total return on the Notes of approximately 21% to 25% (approximately 14.00% to 16.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes

- Investors willing to accept downside exposure to the S&P 500® Index with limited protection

- Investors who seek to add an equity index-linked investment to further diversify their portfolio

- Current or prospective holders of exchange-traded funds and index funds benchmarked to any of the stocks comprising the S&P 500® Index who are willing to accept the downside risk in the S&P 500® Index, subject to limited protection against loss.

COMMISSIONS AND FEES

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission and will use all of that commission to allow selling concessions to Citigroup Global Markets Inc. ("Citigroup Global Markets") that will depend on market conditions on the pricing date. In no event will the commission received by JPMSI and the selling concessions to be allowed to Citigroup Global Markets exceed $0.15 per Note. See "Plan of Distribution" beginning on page PS-31 of the preliminary pricing supplement related to this offering.

The price to the public includes the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the securities, which includes the expected cost of providing such hedge as well as any profit our affiliates expect to realize in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on PS-12 of the preliminary pricing supplement related to this offering.

PRELIMINARY TERMS

Issuer:	JPMorgan Chase & Co.
Security:	Buffer Notes Based Upon the S&P 500® Index Due _____ , 2010
Rating of the Issuer's Obligations:	As of the date of this offering summary, JPMorgan Chase & Co. is rated A+ (negative outlook) by Standard & Poor's and Aa3 (negative outlook) by Moody's.* Current ratings of JPMorgan Chase & Co.'s senior debt obligations can be found on the website of JPMorgan Chase & Co. under "Credit Ratings" in the Financial Information section on the Investor Relations page. This information is provided for convenience of reference only. The information on the website is not incorporated by reference into this offering summary and should not be considered a part of this offering summary.
Principal Protection:	None
Principal Amount Issued:	$
Pricing Date:	May , 2009
Issue Date:	Approximately 3 business days after the Pricing Date
Valuation Date:	November , 2010
Maturity Date:	Approximately 3 business days after the Valuation Date
Issue Price:	$10 per Note
Coupon:	None
Underlying Index:	The S&P 500® Index
Payment at Maturity:	For each Note, $10 plus a Note Return Amount, which may be positive, zero or negative
Note Return Amount:	• If the Index Percentage Change is positive, the Note Return Amount will be positive and will equal: $10 x Index Percentage Change x Upside Participation Rate, subject to the maximum total return on the Notes. The Upside Participation Rate will equal approximately 300% (to be determined on the Pricing Date). Because the maximum total return on the Notes is limited to approximately 21% to 25% (approximately 14.00% to 16.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the amount you receive at maturity exceed approximately $12.10 to $12.50 (to be determined on the Pricing Date) per Note. • If the Index Percentage Change is from and including 0% to and including –10%, the Note Return Amount will be zero. • If the Index Percentage Change is less than –10%, the Note Return Amount will be negative and will equal: $10 x (Index Percentage Change + 10%) Thus, if the closing value of the S&P 500® Index decreases by more than 10%, the Index Percentage Change and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10 per Note and could be as low as $1 per Note.
Index Percentage Change:	The Index Percentage Change will equal the following fraction, expressed as a percentage: $$\frac{Ending\ Value - Starting\ Value}{Starting\ Value}$$
Starting Value:	The closing value of the S&P 500® Index on the Pricing Date
Ending Value:	The closing value of the S&P 500® Index on the Valuation Date
Upside Participation Rate:	Approximately 300% (to be determined on the Pricing Date)
Listing:	We intend to apply to list the Notes on NYSE Arca, Inc. under the symbol "BJG."

Fees & Commissions and Price to Public:		Per Note	Total
	Price to Public:	$10.00	$
	Fees and Commissions:	$0.15	$
	Proceeds to Us:	$9.85	$

Selling Concessions Earned:	$0.15 per Note for each Note sold by Citigroup Global Markets Inc.
Calculation Agent:	J.P. Morgan Securities Inc. ("JPMSI")
CUSIP:	46625H316

* A credit rating reflects the creditworthiness of the issuer and is not a recommendation to buy, sell or hold securities. The credit rating may be subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations and does not address the price at which Notes may be sold prior to maturity . Notwithstanding JPMorgan Chase & Co.'s credit rating, if the Underlying Index declines by more than 10%, you will lose some or most of your principal.

BENEFITS OF THE NOTES

■ **Limited Enhanced Participation in any Appreciation of the S&P 500® Index.** The return on the Notes, if any, is based upon the performance of the S&P 500® Index. If the Ending Value of the S&P 500® Index exceeds its Starting Value, your participation in the appreciation of the S&P 500® Index will be increased by the Upside Participation Rate, subject to a maximum total return on the Notes of approximately 21% to 25% (approximately 14.00% to 16.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes.

■ **Some Protection Against Loss.** At maturity you will receive your original investment in the Notes even if the Ending Value of the S&P 500® Index has declined from its Starting Value, as long as the Ending Value is not less than 90% of its Starting Value. In this case, you will not suffer the same loss that a direct investment in the S&P 500® Index would produce. However, if the Ending Value of the S&P 500® Index is less than 90% of its Starting Value, the amount you receive at maturity will be less than your initial investment in the Notes. For examples setting forth hypothetical maturity payments, see "Hypothetical Maturity Payments" in this offering summary.

■ **Diversification.** The Notes are linked to the S&P 500® Index and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

KEY RISK FACTORS FOR THE NOTES

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the S&P 500® Index or any of the component securities of the S&P 500® Index. While some of the risk considerations are summarized below, please review the "Risk Factors Relating to the Notes" section of the preliminary pricing supplement related to this offering for a more detailed description of the risks.

■ **Potential for Loss.** The Notes are not principal protected. The maturity payment on the Notes will depend on the percentage change in the closing value of the S&P 500® Index from the Pricing Date to the Valuation Date. If the Ending Value of the S&P 500® Index is less than 90% of its Starting Value, the maturity payment you will receive will be less than your original investment in the Notes and your investment in the Notes will result in a loss. This will be true even if the closing value of the S&P 500® Index exceeded its Starting Value at one or more times over the term of the Notes.

■ **Appreciation is Limited.** The maximum total return on the Notes will be limited to approximately 21% to 25% (approximately 14.00% to 16.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. If the Ending Value of the S&P 500® Index exceeds its Starting Value by more than approximately 21% to 25% (to be determined on the Pricing Date), the Notes will provide less opportunity for appreciation than an investment in the stocks comprising the S&P 500® Index or in a similar security that is directly linked to the appreciation of the S&P 500® Index and not subject to a maximum return. (See the examples under "Hypothetical Maturity Payments" below).

■ **Credit Risk of JPMorgan Chase & Co.** The Notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the Notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the Notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the Notes.

■ **Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity.** While the payment at maturity described in this offering summary is based on the full principal amount of your Notes, the original issue price of the Notes includes JPMSI's commission, the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from JPMSI's commission, the reimbursement of certain issuance costs and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

■ **No Periodic Payments.** You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the S&P 500® Index.

■ **Exchange Listing and Secondary Market.** We intend to apply to list the Notes on NYSE Arca, Inc., but the listing may not be approved or, even if approved, the notes may be delisted or a secondary market may not develop or continue for the term of the Notes. Although JPMSI intends to make a secondary market for the Notes, it is not obligated to do so. We are not required to maintain any listing of the Notes on the NYSE Arca, Inc. or any other securities exchange.

■ **Potential Conflicts.** We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the S&P 500® Index and the Notes.

■ **Many Economic and Market Factors Will Impact the Value of the Notes.** In addition to the level of the S&P 500® Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

- the expected volatility of the S&P 500® Index;

- the time to maturity of the Notes;

- the dividend rate on the equity securities underlying the S&P 500® Index;

- interest and yield rates in the market generally;

- a variety of economic, financial, political, regulatory or judicial events; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

■ **The Tax Consequences of an Investment in the Notes are Unclear.** There is no direct legal authority as to the proper U.S. federal income tax characterization of the Notes, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the Notes. No assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described in "Certain U.S. Federal Income Tax Consequences" in this document and the sections entitled "What are the U.S. Federal Income Tax Consequences of Investing in the Notes?" and "Certain U.S. Federal Income Tax Consequences" in the preliminary pricing supplement related to this offering. If the IRS were successful in asserting an alternative characterization or treatment for the Notes, the timing and character of income on the Notes could differ materially and adversely from our description herein. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this offering summary and the sections entitled "What are the U.S. Federal Income Tax Consequences of Investing in the Notes?" and "Certain U.S. Federal Income Tax Consequences" in the preliminary pricing supplement related to this offering, and consult your tax adviser regarding your particular circumstances.

Certain U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of the Notes. This summary applies to you if you are an initial holder of Notes purchasing the Notes at their issue price for cash and if you hold the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary does not address all aspects of the U.S. federal income and estate taxation of the Notes that may be relevant to you in light of your particular circumstances or if you are a holder of Notes who is subject to special treatment under the U.S. federal income tax laws, such as:

- one of certain financial institutions;
- a "regulated investment company" as defined in Code Section 851;
- a "real estate investment trust" as defined in Code Section 856;
- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;
- a dealer in securities;
- a person holding Notes as part of a hedging transaction, "straddle," conversion transaction or integrated transaction, or who has entered into a "constructive sale" with respect to the Notes;
- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
- a trader in securities who elects to apply a mark-to-market method of tax accounting; or
- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative characterizations of the Notes), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

Tax Treatment of the Notes

The tax consequences of an investment in the Notes are unclear. There is no direct legal authority as to the proper U.S. federal income tax characterization of the Notes, and we do not intend to request a ruling from the IRS regarding the Notes.

Based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, your Notes should be treated as "open transactions" for U.S. federal income tax purposes. While other characterizations of the Notes could be asserted by the IRS, as discussed below, the following discussion assumes that the Notes are treated for U.S. federal income tax purposes as "open transactions" with respect to the S&P 500® Index and not as debt instruments, unless otherwise indicated.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a Note that is:

- a citizen or resident of the United States;
- a corporation created or organized in or under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Notes

Tax Treatment Prior to Maturity. You should not recognize taxable income or loss over the term of the Notes prior to maturity other than pursuant to a sale or exchange as described below.

Sale, Exchange or Redemption of the Notes. Upon a sale or exchange of a Note (including redemption at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Note, which should equal the amount you paid to acquire the Note. This gain or loss should be long-term capital gain or loss if you have held the Note for more than one year at that time. The deductibility of capital losses, however, is subject to limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes and because we are not requesting a ruling from the IRS with respect to the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. If the IRS were successful in asserting an alternative characterization or treatment of the Notes, the timing and character of income on the Notes could differ materially and adversely from our description herein. For example, the IRS might treat the Notes as debt instruments issued by us, in which event the taxation of the Notes would be governed by certain Treasury regulations relating to the taxation of "contingent payment debt instruments." In this event, regardless of whether you are an accrual-method or cash-method taxpayer, you would be required to accrue into income original issue discount, or "OID," on your Notes at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the Notes, in each year that you hold your Notes (even though you will not receive any cash with respect to the Notes prior to maturity) and any gain recognized upon a sale or exchange of your Notes (including redemption at maturity) would generally be treated as ordinary income. Additionally, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Other alternative U.S. federal income tax characterizations of the Notes might also require you to include amounts in income during the term of your Notes and/or might treat all or a portion of the gain or loss on the sale or exchange of your Notes (including redemption at maturity) as ordinary income or loss or as short-term capital gain or loss, without regard to how long you held your Notes. For example, the IRS could assert that the Notes are subject to special "mark-to-market" rules under Section 1256 of the Code. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a Note that is:

- a nonresident alien individual;
- a foreign corporation; or
- a nonresident alien fiduciary of a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a Note (including redemption at maturity).

If you are a Non-U.S. Holder of a Note and if the characterization of the Notes as "open transactions" is respected, any income or gain from the Note should not be subject to U.S. federal income or withholding tax unless it is effectively connected with your conduct of a U.S. trade or business. However, among the issues addressed in the notice described above in "Certain U.S. Federal Income Tax Consequences – Tax Consequences to U.S. Holders – Possible Alternative Tax Treatments of an Investment in the Notes" is the degree, if any, to which income with respect to instruments described therein, such as the Notes, should be subject to U.S. withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the withholding tax consequences of an investment in the Notes, possibly with retroactive effect.

If the Notes were recharacterized as indebtedness, any income or gain from a Note nonetheless would not be subject to U.S. withholding tax, provided generally that the certification requirement described below has been fulfilled. Because the characterization of the Notes is unclear, payments made to you with respect to a Note may be withheld upon at a rate of 30% unless you have certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provided your name and address or otherwise satisfied applicable documentation requirements.

If you are engaged in a U.S. trade or business, and if income or gain from a Note is effectively connected with your conduct of that trade or business, although exempt from the withholding tax discussed above, you will generally be taxed in the same manner as a U.S. Holder, except that you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of Notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a Note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in a Note.

Backup Withholding and Information Reporting

You may be subject to information reporting, and you may also be subject to backup withholding at the rates specified in the Code on the amounts paid to you unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you comply with the certification procedures described in the preceding section. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF NOTES ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

Description of the S&P 500® Index

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"), is intended to provide a performance benchmark for the U.S. equity markets The calculation of the level of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943. The S&P 500® Index is described under the heading "Description of the S&P 500® Index" in the preliminary pricing supplement related to this offering.

"Standard & Poor's," "S&P" and "S&P 500" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by J.P. Morgan Securities Inc. and have been sub-licensed for use by JPMorgan Chase & Co.

See "Description of the S&P 500® Index – License Agreement" in the accompanying preliminary pricing supplement related to this offering for more information.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Historical Data on the S&P 500® Index
Monthly Closing Values

The following table sets forth the closing value of the S&P 500® Index for each month in the period from January 2004 through April 2009. These historical data on the S&P 500® Index are not indicative of the future performance of the S&P 500® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2004	2005	2006	2007	2008	2009
January	1131.13	1181.27	1280.08	1438.24	1378.55	825.88
February	1144.94	1203.6	1280.66	1406.82	1330.63	735.09
March	1126.21	1180.59	1294.83	1420.86	1322.7	797.87
April	1107.3	1156.85	1310.61	1482.37	1385.59	872.81
May	1120.68	1191.5	1270.09	1530.62	1400.38	
June	1140.84	1191.33	1270.2	1503.35	1280	
July	1101.72	1234.18	1276.66	1455.27	1267.38	
August	1104.24	1220.33	1303.82	1473.99	1282.83	
September	1114.58	1228.81	1335.85	1526.75	1166.36	
October	1130.2	1207.01	1377.94	1549.38	968.75	
November	1173.82	1249.48	1400.63	1481.14	896.24	
December	1211.92	1248.29	1418.3	1468.36	903.25	

Graph of Historical Closing Values

The following graph illustrates the historical performance of the S&P 500® Index based on the daily closing values from January 2, 2004 to April 30, 2009.

The historical values of the S&P 500® Index should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the S&P 500® Index on the Valuation Date. We cannot give you assurance that the performance of the S&P 500® Index will result in the return of any of your initial investment in excess of $1 per Note.



On April 30, 2009, the closing value of the S&P 500® Index was 872.81.

Additional information on the S&P 500® Index, including its makeup, method of calculation and changes in its components, is included in the preliminary pricing supplement related to this offering under the heading "The S&P 500® Index." All such disclosures in the preliminary pricing supplement related to this offering and the information on the S&P 500® Index provided in this offering summary are derived from publicly available information. Neither JPMorgan Chase &. Co. nor Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information. You should also be aware that an investment in the Notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P 500® Index.

Hypothetical Maturity Payments

The examples below show hypothetical maturity payments on the Notes for a range of Ending Values of the S&P 500® Index. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different closing values of the S&P 500® Index on the amount you will receive in respect of the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

- Issue Price: $10.00 per Note
- Starting Value: 850.00
- Annualized Dividend Yield of the Underlying Index: 3.25%
- Upside Participation Rate: 300.00%
- Buffer Value: 10.00%
- Maturity: 18 months

- Maximum Total Return: 23.00% (approximately 15.33% per annum on a simple interest basis)

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value, Upside Participation Rate, and Maximum Total Return. If the actual Maximum Total Return is less than 23.00%, your hypothetical Note Return Amount and hypothetical Maturity Payment per Note will be lower than the hypothetical Note Return Amount and hypothetical Maturity Payment per Note shown below.

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY[1]

Hypothetical Ending Value of the S&P 500® Index	Hypothetical S&P 500® Index Percentage Change[2]	Hypothetical Return on S&P 500® Index[3]	Hypothetical Return on Notes[4]	Hypothetical Per Annum Return on Notes[5]	Hypothetical Note Return Amount	Hypothetical Maturity Payment per Note
0.00	-100.00%	-95.125%	-90.00%	-60.00%	-$9.00	$1.00
425.00	-50.00%	-45.125%	-40.00%	-26.66%	-$4.00	$6.00
510.00	-40.00%	-35.125%	-30.00%	-20.00%	-$3.00	$7.00
595.00	-30.00%	-25.125%	-20.00%	-13.33%	-$2.00	$8.00
680.00	-20.00%	-15.125%	-10.00%	-6.66%	-$1.00	$9.00
701.25	-17.50%	-12.625%	-7.50%	-5.00%	-$0.75	$9.25
722.50	-15.00%	-10.125%	-5.00%	-3.33%	-$0.50	$9.50
743.75	-12.50%	-7.625%	-2.50%	-1.66%	-$0.25	$9.75
765.00	-10.00%	-5.125%	0.00%	0.00%	$0.00	$10.00
786.25	-7.50%	-2.625%	0.00%	0.00%	$0.00	$10.00
807.50	-5.00%	-0.125%	0.00%	0.00%	$0.00	$10.00
828.75	-2.50%	2.375%	0.00%	0.00%	$0.00	$10.00
850.00	0.00%	4.875%	0.00%	0.00%	$0.00	$10.00
871.25	2.50%	7.375%	7.50%	5.00%	$0.75	$10.75
892.50	5.00%	9.875%	15.00%	10.00%	$1.50	$11.50
913.75	7.50%	12.375%	22.50%	15.00%	$2.25	$12.25
935.00	10.00%	14.875%	23.00%	15.33%	$2.30	$12.30
956.25	12.50%	17.375%	23.00%	15.33%	$2.30	$12.30
977.50	15.00%	19.875%	23.00%	15.33%	$2.30	$12.30
998.75	17.50%	22.375%	23.00%	15.33%	$2.30	$12.30
1020.00	20.00%	24.875%	23.00%	15.33%	$2.30	$12.30
1105.00	30.00%	34.875%	23.00%	15.33%	$2.30	$12.30
1190.00	40.00%	44.875%	23.00%	15.33%	$2.30	$12.30
1275.00	50.00%	54.875%	23.00%	15.33%	$2.30	$12.30
1700.00	100.00%	104.875%	23.00%	15.33%	$2.30	$12.30

(1) If the Notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
(2) Excludes any dividends paid on the stocks in the S&P 500® Index.
(3) Assumes dividend yield on the S&P 500® Index is not compounded annually and not re-invested.
(4) The percentage return for the entire term of the Notes limited to the hypothetical 23.00% maximum total return.
(5) Calculated on a simple interest basis.

ERISA Considerations

Client accounts over which JPMorgan Chase & Co. or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the Notes, either directly or indirectly. This includes employee benefit plans that are subject to ERISA, individual retirement accounts and every other client account over which JPMorgan Chase & Co. or its affiliates have investment discretion or act as fiduciary.

Each purchaser or holder of the Notes or any interest therein will be deemed to have represented by its purchase or holding of the Notes that (a) its purchase and holding of the Notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the Notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

You should refer to the section "Benefit Plan Investor Considerations" in the preliminary pricing supplement related to this offering for more information.

Discontinuation of the S&P 500® Index

If the Ending Value of the S&P 500® Index is not available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. In addition, if the S&P 500® Index is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the index prior to any such discontinuance. You should refer to the sections "Description of the Notes – Note Return Amount" and " – Discontinuance of the S&P 500® Index; Alteration of Method of Calculation" in the preliminary pricing supplement related to this offering for more information.

"Standard & Poor's," "S&P" and "S&P 500" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by J.P. Morgan Securities Inc. This transaction is not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of purchasing the Notes.



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Some principal protection

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CitiFirst is the family name for Citi's offering of financial investments including notes, deposits and certificates issued by JPMorgan Chase & Co.
Tailored to meet the needs of a broad range of investors, these investments fall into three categories, each with a defined level of principal protection.











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